Exhibit 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Six Months Ended June 30,
	2013	2012	2011	2010	2009	2014	2013
						(unaudited)
Computation of earnings:
Income (loss) before income taxes	$292,529	$100,827	$179,807	$(338,105)	$(190,523)	$137,754	$124,409
Add:
Fixed charges (as computed below)	762,657	727,472	620,871	600,295	551,288	404,989	390,144
Subtract:
Interest capitalized	(1,832)	(2,335)	(265)	—	—	(1,293)	(819)

	$1,053,354	$825,964	$800,413	$262,190	$360,765	$541,450	$513,734

Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	491,041	491,184	404,968	406,222	386,447	249,279	247,590
Amortized premiums, discounts and capitalized expenses related to indebtedness	98,589	109,860	102,883	84,047	59,435	41,655	57,035
Interest capitalized	1,832	2,335	265	—	—	1,293	819
Interest component of operating lease expense	171,195	124,093	112,755	110,026	105,406	112,762	84,700

Fixed charges	762,657	727,472	620,871	600,295	551,288	404,989	390,144
Dividends on preferred stock and losses on purchases of preferred stock	11,363	2,629	22,940	20,806	20,806	21,994	—

Combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	$774,020	$730,101	$643,811	$621,101	$572,094	$426,983	$390,144

Ratio of earnings to fixed charges	1.4	1.1	1.3	—	—	1.3	1.3

(Deficiency) excess of earnings to cover fixed charges	$290,697	$98,492	$179,542	$(338,105)	$(190,523)	$136,461	$123,590

Ratio of earnings to combined fixed charges and dividends on preferred stock and losses on purchases of preferred stock	1.4	1.1	1.2	—	—	1.3	1.3

(Deficiency) excess of earnings to cover fixed charges and preferred stock dividends and losses on purchases of preferred stock	$279,334	$95,863	$156,602	$(358,911)	$(211,329)	$114,467	$123,590